HIVEMIND

2019 Report

Dear investors,

We had a fantastic year and are launching are waiting to hear back from Shell about scaling up when the COVID-19 lockdown happened. So we're pushing that three to six months. We completed a pilot project in Nepal under the Sacred Rivers Climate Project division and have requests for a dozen additional sites. VERRA green lighted us to conduct our first big project to sell VCUs a year out. We are launching a retail product called NetZero that will allow people to sequester carbon in their lawn, garden, urban lot, forest or farm. Should be our most exciting year yet.

We need your help!

We're launching a retail product called NetZero so they can buy and let their friends know. We are also getting vetted by VERRA to sell VCUs and expand to larger sites (50 acres plus) in Asia, Africa, and South America. NetZero is being launched on Kickstarter in June, 2020 and we have had enormous interest from all over the world. You can support us by purchasing NetZero when it's launched.

Sincerely,

Joseph Kelly
Director

Andrew Grieve
Director of UK Corporate Accounts (part-time)

Wayne Robarge
Soil Scientist

Michael McCord
Biome Developer

Our Mission

Our mission is to be the first billion dollar carbon drawdown company. We did $200,000 worth of business with Cummins Diesel in 2018 and are on track to double that in 2019. We are also in talks with IKEA, France's largest utility, The Crown Estate, the entity that manages the British Family's properties, the Welsh government, and many others about adopting our technology.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Completed Shell pilot
- Began VERRA VCU process and were green lighted
- Launching retail product line

The Bad

- Shell results took months too long
- Not able to convert any US companies
- UK market flat.

2019 At a Glance

Fiscal Year Ends December 30

$194,526 +83%
Revenue

$63,499 [32%]
Net Profit

$61,200
Short Term Debt

$214,000
Raised in 2017

$45,000
Cash on Hand
As of 02/20/19

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

HiveMind has developed a proprietary mycelium blend that sequesters significant amounts of CO2 and other greenhouse gases. Our technology has been verified by Europe's top industrial process agency. We are completing a pilot project for Shell Oil Company installing green roofs inoculated with our mycelium on gas stations in London.

Our mission is to be the first billion dollar carbon drawdown company. We did $200,000 worth of business with Cummins Diesel in 2018 and are on track to double that in 2019. We are also in talks with IKEA, France's largest utility, The Crown Estate, the entity that manages the British Family's properties, the Welsh government, and many others about adopting our technology.

Milestones

Bee Consultants dba HiveMind LLC was incorporated in the State of Colorado in July 2016.

Since then, we have:

- We sequestered 135 tons of CO2 on a 500 square foot green roof.

- We are in talks with Spain's largest oil company, Repsol, about a massive project.
- Our founder was nominated for the "Nobel Prize for Sustainability", the Katerva Award, for the development of our mycelium technology.
- We are launching a retail brand, NetZero, for Americans to sequester their carbon foot print in their lawn, garden, or urban lot.
- We are in advanced talks with IKEA, Engie, France's largest utility, Crown Estate, the trust that manages the British Royal families' lands, CBRE, Kingspan, and a dozen others about adopting our mycelium technology.
- Verra, South Pole, and other carbon offset companies are interested in licensing our technology to over 1,000 clients.
- To date, our investors have been climate professionals, green tech angels, and clients. All understand the complexity of the climate challenge and the massive profits of a natural solution.

Historical Results of Operations

Our company was organized in July 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 30, 2019, the Company had revenues of $194,525.89 compared to the year ended December 30, 2018, when the Company had revenues of $106,330.59. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 30, 2019, the Company had total assets of $13,024.07, including $524.07 in cash. As of December 30, 2018, the Company had $27,888.73 in total assets, including $23,428.73 in cash.
- *Net Income.* The Company has had net income of $63,498.60 and net income of $3,843.59 for the fiscal years ended December 30, 2019 and December 30, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $61,200 for the fiscal year ended December 30, 2019 and $60,000 for the fiscal year ended December 30, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $90,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Bee Consultants dba HiveMind LLC cash in hand is $20,005, as of February 2019. Over the last three months, revenues have averaged $15,000/month, cost of goods sold has averaged $4,500/month, and operational expenses have averaged $25,500/month, for an average burn rate of $15,000 per month. Our intent is to be profitable in 3 months.

Shell Oil ordered their pilot project in London and are looking at doing another 125 retrofits.

We expect to complete the Shell pilot, start on the retrofits, have a Scottish university vet the results, bring on several other Fortune 200 companies, and begin to be vetted as a carbon credit.

Net Margin: 33% **Gross Margin: 100%** **Return on Assets: 488%** **Earnings per Share: $63,498.60**

Revenue per Employee: $64,842 **Cash to Assets: 4%** **Revenue to Receivables: 3,891%** **Debt Ratio: 470%**

HiveMind_LLC_Complete_Financials_2019.pdf

HiveMind_LLC_2020_Financial_Numbers.pdf

HiveMind_LLC_Profit___Loss_January_through_December_2019.pdf

HiveMind_LLC_Balance_Sheet_as_of_December_31_2019_revised_3-11-20.pdf

Bee_Consultants_FIN.pdf

We ❤ Our 174 Investors

Thank You For Believing In Us

Drew Tulchin
Gregory Bell
Frank Donovan
Kameron Alton
Kevin Zuber
Bitsa Burger
Kyle Thompson
Lindsay Hamoudi
Jason Roe
Brett Higdon
Richard Vodra
Roberta T Rodgers
Meghan Brookler
Artem Maloratsky
James C Fish
Daniel Williams
James Bannerman
Tristan Carlson
Yuliang Liu
Thomas Furstenberg-Carr...
David Stockwell
Richard Griffin
Shannon Kindle
Thomas Giugliano
Hantz Frage

Kylie Brown
Tomas Lorsch
Jeremy Foxx
Ben Estep
Christopher Larson
Lori Borthwick
Jeannette Rossman Kint
Christopher Accetta
Kevin Weidner
Jack Sargent
Santosh Kumar
Matthew Marcon
Heather Beaudry
Douglas Kelbaugh
Richard L Allison
Randall Tipton
Sandeep Patil
Edward Saltzberg
Martin CYGIELMAN
Heidi Buhrman
Anthony DeBiase
Soei Shin Hang
Curtis Brown
Felix Keller
Brian Didsbury

Jonathan Cloud
Dr. Ala M Shaqra
Phillip Cox
Jeff Wilber
Dr. Bryan Price
Joseph CHRISTY
Anand Salodkar
Jim Holcombe
Frank B Jones
Gregory Foreman
Karl Ruddock
Antony Sebastian
Jenna Abernathy
Daryn Sullivan
Gary Parson
Timothy Setter
Simon Skowronski
Rajneesh Mehra
William Goff
Joseph Palatinus
Prakasan Kappoth
Jeff Grimes
Michael DeLaMater
Michael Teske
Joshua Lynn Wilson

Drew Tulchin
Connor Hollenbeck
Donald Horner
Melvin Kasanrokijat
Joseph Kelly
Leo Barbosa
Zefren Edior
Kt Haima
Keith Guerin
Zakiya Dixon
Morris Gelman
Aaron Lineback
Suzanne Johnson
Michael Grimm
Roger C. Shepard
Douglas Gaasvig
Paul Zandbergen
John Facciani
Berwynson R Salazar
Bruce D Armstrong, DVM
Jonathan Witt
Samuel Milstead
Kevin Randall
Roy Mc Comas, Jr.
Bob Higdon

Warren Sander
Ted Ooyevaar
Marvin H Jobes
John Contarino
Steve Saunders
Neil Young
Ted Travis
Baron Huntington
Chris Meador
Sandra Lewis
David Jones
John Danesi
Clinton Terhune
Kimberly Mercer
Emily Amizich
Nathan Miller
James P Turley
Sawyer Schmookler
Robert Andrew Jones
Sanjeev Munjal
Khang Nghi Lam
Thomas Phillips
Katie Nepton
Siva Yegnanarayanan
Paul Hoskin

Jacob Anderson
Mark Nelson
Yuanyan Wu
Brian Scott Norris
Susan Sarabasha
Katherine Carias
Randa K. Aladdin
Carolyn Smith
Helen Coombs
Gayle Madeira
Joseph LeRiger
Sonya Wozniak
William Chinnock
Brian R SULLIVAN
Nicolae Mosu
Ruby M Harrison
Karolyn Son
Rachel Scagnetti
Chris Keenan
Krzysztof Klusek
Daniel Green
Luke Brewton
David Schams
Swetha Sree VEMPALLI
Jonny Price

Dean Hawkey
Boudewijn Berendsen
Todd Hendricks
David Selby
Deborah Anderson Nelson
Ace Irvinski
Richard Cioci
Thomas Tracy
Mike Stowe
Bunli Yang
Stephen Parker
Girish Amin
Andrew Christopher Cand...
W Robynne McWayne
Tim Gargiulo
Ron Thomasson
Gloria Su
Bryan McDaniel
Brad Hostetter
Avinash V Deshmukh
Justin Linam
Morris Wright
Daniel Weller
Angel Kohls

Thank You!

From the HiveMind Team



Joseph Kelly
Director



Andrew Grieve
Director of UK Corporate Accounts (part-time)



Wayne Robarge
Soil Scientist



Michael McCord
Biome Developer



Kylie Brown
Director of US Sales & Marketing

Kylie Brown has had an extraordinary career launching game changing and planet saving projects.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joseph Kelly	President @ HiveMind	2016

Officers

OFFICER	TITLE	JOINED
Joseph Kelly	President	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Joseph Kelly	1,000,000 Membership Interests	100.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
William Chinnock	01/01/2017	$42,500	$42,500	0.0%	06/01/2019	Yes
Bryan Price	01/01/2018	$20,000	$21,000	5.0%	04/10/2019	Yes
Drew Tulchin	08/01/2018	$27,500	$28,000	5.0%	04/30/2019	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Interests	1,000,000	1,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Michael McCord is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Wayne Robarge is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Andrew Grieve is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

marcella Naeverro is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The long term efficacy of mycelium in closed environments is not well understood over decades and thus may pose a riskof failure.

Other drawdown technologies may be supported and subsidized by major players including the US government and may gain market dominance.

Real time testing of carbon capture is a relatively new field and significants of such data is needed to ensure that our technology is scaled globally.

Mycelium is a living organism and thus can be killed or damaged in transport. Likewise the results vary by climate, conditions, etc.. so the total drawdown is not assured.

Data on the total amount of carbon sequestered in temperate climates may not be replicable in tropical climates.

The carbon drawdown market is a cutting edge space and hence the risks to growth are uncertain.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Units, Investors may receive a number of shares of Preferred Units calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $1,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Bee Consultants dba HiveMind LLC

- Colorado Limited Liability Company
- Organized July 2016
- 3 employees

925 B Peachtree Street, Suite 138
Atlanta GA 30309

http://ww.techhivemind.com

Business Description

Refer to the HiveMind profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HiveMind is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/hivemind/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*